AMENDED
                          CERTIFICATE OF DESIGNATION OF
                            SERIES K PREFERRED STOCK

                                       OF

                           NEWMARKET TECHNOLOGY, INC.


It is hereby certified that:

         1. The name of the Company (hereinafter called the "Company") is NewMarket Technology, Inc., a Nevada corporation.

         2. The Certificate of Incorporation of the Company authorizes the issuance of Ten Million (10,000,000) shares of preferred stock, $0.001 par value per share, and expressly vests in the Board of Directors of the Company the authority provided therein to issue any or all of said shares in one (1) or more series and by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

         3. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series K issue of Preferred Stock:

         RESOLVED, that Five Thousand (5,000) of the Ten Million (10,000,000) authorized shares of Preferred Stock of the Company shall be designated Series K Preferred Stock, $0.001 par value per share, and shall possess the rights and preferences set forth below:

         Section 1. Designation and Amount. The shares of such series shall have $0.001 par value per share and shall be designated as Series K Preferred Stock (the "Series K Preferred Stock") and the number of shares constituting the Series K Preferred Stock shall be Five Thousand (5,000).

         Section 2. Rank. Except for the voting rights specifically granted herein which shall have priority over all other outstanding securities of the Company, the Series K Preferred Stock shall rank: (i) junior to Series A-I of outstanding Preferred Shares of the Company; (ii) prior to all of the Company's Common Stock, $0.001 par value per share ("Common Stock"); (iii) prior to any class or series of capital stock of the Company hereafter created not specifically ranking by its terms senior to or on parity with any Series K Preferred Stock of whatever subdivision (collectively, with the Common Stock and the Existing Preferred Stock, "Junior Securities"); and (iv) on parity with any class or series of capital stock of the Company hereafter created specifically ranking by its terms on parity with the Series K Preferred Stock ("Parity Securities") in each case as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (all such distributions being referred to collectively as "Distributions").

         Section 3. Dividends. The Series K Preferred Stock shall bear no dividend.

         Section 4.        Liquidation Preference. None.

         Section 5. Conversion. The record Holders of this Series K Preferred Stock shall have conversion rights as follows: None.

         Section 6. Redemption by Company. None. The company has no re-demption right.

         Section 7. Voting Rights. The Record Holders of the Series K Preferred Shares shall have the right to vote on any matter with holders of Common Stock voting together as one (1) class. The Record Holders of the 5,000 Series K Preferred Shares shall have that number of votes (identical in every other respect to the voting rights of the holders of other Series of voting preferred shares and the holders of Common Stock entitled to vote at any Regular or Special Meeting of the Shareholders) equal to that number of shares of Common Stock which is not less than 51% of the vote required to approve any action, which Nevada law provides may or must be approved by vote or consent of the holders of other series of voting preferred shares and the holders of Common Stock or the holders of other securities entitled to vote, if any.

         The Record Holders of the Series K Preferred Shares shall be entitled to the same notice of any Regular or Special Meeting of the Shareholders as may or shall be given to holders of any other series of preferred shares and the holders of common shares entitled to vote at such meetings. No corporate actions requiring majority shareholder approval or consent may be submitted to a vote of preferred and common shareholders which in any way precludes the Series K Preferred Stock from exercising its voting or consent rights as though it is or was a common shareholder.

         For purposes of determining a quorum for any Regular or Special Meeting of the Shareholders, the Five Thousand, (5,000) Series K Preferred Shares shall be included and shall be deemed as the equivalent of 51% of all shares of Common Shares represented at and entitled to vote at such meetings.

         Section 8. Protective Provision. So long as shares of Series K Preferred Stock are outstanding, the Company shall not without first obtaining the approval (by vote or written consent, as provided by Colorado Law) of the Holders of at least seventy-five percent (75%) of the then outstanding shares of Series K Preferred Stock, and at least seventy-five percent (75%) of the then outstanding Holders:

                  (a) alter or change the rights, preferences or privileges of the Series K Preferred Stock so as to affect adversely the Series K Preferred Stock.

                  (b) create any new class or series of stock having a preference over the Series K Preferred Stock with respect to Distributions (as defined in Section 2 above) or increase the size of the authorized number of Series A-K Preferred.

         In the event Holders of at least seventy-five percent (75%) of the then outstanding shares of Series K Preferred Stock and at least seventy-five percent (75%) of the then outstanding Holders agree to allow the Company to alter or change the rights, preferences or privileges of the shares of Series K Preferred Stock, pursuant to subsection (a) above, so as to affect the Series K Preferred Stock, then the Company will deliver notice of such approved change to the Holders of the Series K Preferred Stock that did not agree to such alteration or change (the "Dissenting Holders") and the Dissenting Holders shall have the right for a period of thirty (30) business days to convert pursuant to the terms of this Certificate of Designation as they exist prior to such alteration or change or continue to hold their shares of Series K Preferred Stock.

         Section 9. Status of Converted or Redeemed Stock. In the event any shares of Series K Preferred Stock shall be converted or redeemed pursuant to
Section 5 or Section 6 hereof, the shares so converted or redeemed shall be canceled, shall return to the status of authorized but unissued Preferred Stock of no designated series, and shall not be issuable by the Company as Series K Preferred Stock.

         Section 10. Preference Rights. Nothing contained herein shall be construed to prevent the Board of Directors of the Company from issuing one (1) or more series of Preferred Stock with dividend and/or liquidation preferences junior to the dividend and liquidation preferences of the Series K Preferred Stock.

Signed on April 28, 2009.

                                       NewMarket Technology, Inc.



                                       By:  /s/ Philip Verges
                                            ------------------------------------
                                                President/CEO